August 13, 1996



Werner Seubert
Nicholas Chiaia
Concept Communications
650 Massachusetts Avenue, N.W.
Washington, D.C.  20001
VIA FAX 202-408-8891


Gentlemen:

          The members of the 144 Committee of Nostalgia Network,
Inc. are in receipt of your offer to convert the principal of the Nostalgia Network debt held by Concept Communications into equity instruments of Nostalgia Network.

          In paragraph 3 of your letter Concept Communications offers to convert the principal of the Nostalgia Network debt it holders into Nostalgia common stock at a price of $0.70 per share.

          After substantial evaluation and deliberation the 144
Committee of Nostalgia Network must reject your offer to convert at $0.70 per share as inadequate.

          We look forward to working with you to arrive a mutually acceptable debt-equity conversion.



William H. Lash, III                    Robert J. Wussler